BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



18 April 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628


06012777

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sarah Hunter**
Head of Investor Relations



To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 18 April 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date



News release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

For Immediate Release - 16th April 2006

Response to Press Speculation

BAA notes the press speculation regarding an approach to it by Goldman Sachs. BAA confirms that it did receive a preliminary highly conditional and confidential approach on 30th March from a consortium including Goldman Sachs Infrastructure Group to make a cash offer at a price of 870p per share. The proposal also included a partial share alternative in the bid vehicle to be issued in certain circumstances. The proposal was conditional, inter alia, on final approval from the relevant investment committees of the individual members of the Consortium, due diligence by the Consortium, its advisers and financiers and a recommendation from BAA's Board.

The Board of BAA rejected this approach because it clearly fails to reflect the true value of the Company. Since then, BAA has received no further communication from the Consortium.

Note 7 of Rule 2.4 of the City Code on Takeovers and Mergers requires BAA to clarify that this statement is being made by BAA without prior agreement with the Consortium and that there can therefore be no certainty whether an offer will be made nor as to the terms on which an offer might be made.

- Ends -

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton Naples Budapest

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com





Media enquiries: **Duncan Bonfield, BAA plc**
Tel: +44 (0)7990 777440

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692

Brunswick: **Richard Jacques**
Tel: +44 (0)7974 982557
Giles Croot
Tel: +44 (0)7974 982510

The Board of BAA has received financial advice from Rothschild and UBS. In providing this advice, Rothschild and UBS have placed reliance on the commercial assessments of the Directors.

The Directors of BAA accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of BAA (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

N M Rothschild & Sons Limited ("Rothschild"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Rothschild or for giving advice in relation to such matters.

UBS Investment Bank ("UBS"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of UBS or for giving advice in relation to such matters.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Hoare Govett or for giving advice in relation to such matters.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of BAA all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BAA, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of BAA by BAA or any of the members of the Goldman Sachs consortium, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.


BAA

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.